FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

25 September 2026
 HSBC HOLDINGS PLC

CHANGES TO BOARD AND COMMITTEE COMPOSITION

HSBC Holdings plc (‘HSBC’ or the ‘Company’) has today announced the appointment of Elizabeth Alison Platt (‘Alison’) (aged 64) as an Independent non-executive Director with effect from 1 October 2026. Upon appointment she will be a member of the Group Remuneration Committee, Group Risk Committee and the Nomination and Corporate Governance Committee.

The Board has also appointed Alison as Dame Carolyn Fairbairn’s successor as Chair of the Group Remuneration Committee, subject to regulatory approval. This follows Carolyn’s appointment as Chair of HSBC UK Bank plc. Upon receipt of regulatory approval, Alison will succeed Carolyn on 24 February 2027, following the publication of HSBC’s Annual Results on 23 February 2027.

Alison brings substantial plc leadership and commercial experience to the Board. Her executive career included 21 years at Bupa Group, including in senior leadership roles across its international businesses. She also brings extensive knowledge of the UK and international business environment, gained as Chief Executive Officer of Countrywide plc for four years.  She has since built extensive non-executive board experience in listed and plc environments.

Together with non-executive experience she has led complex businesses and brings strong expertise in financial services, investor engagement, remuneration and corporate governance. She is Chair of Ageas UK, Senior Independent Director of Inchcape plc and a non-executive director of Spectrum Life, and was previously a non-executive director of Tesco plc and Chair of Hargreaves Lansdown plc.

In line with the UK and Hong Kong Corporate Governance Codes, the Board have determined that Alison is independent. In making that determination, the Board have concluded that there are no other relationships or circumstances which are likely to affect her judgements and that any relationships or circumstances which could appear to do so are not considered to be material.

Commenting on the appointment, HSBC’s Group Chairman, Brendan Nelson, said:

“Alison brings substantial commercial and listed-company leadership experience to the Board, gained as both a chief executive and a non-executive director. Her financial services expertise, strategic perspective and experience of remuneration and investor engagement will be valuable to the Board and will further strengthen the Group Remuneration Committee. On behalf of the Board, I’d like to thank Carolyn for her excellent leadership of the Group Remuneration Committee over the last four and a half years”

For and on behalf of
HSBC Holdings plc

Angela McEntee
Group Company Secretary
HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987.

Media enquiries to:
Neil Fleming  +44 (0) 7384 792051  neil1.fleming@hsbc.com

Supplementary Information:
Alison’s appointment as a Director of the Company is subject to election by shareholders at the 2027 Annual General Meeting (‘AGM’) and annual re-election thereafter. Her initial three-year term will run from her initial election, if successful, until the 2030 AGM.

As an Independent non-executive Director, Alison will not have a service contract with the Company and will be paid total fees of £271,150 per annum pursuant to the Directors’ remuneration policy, approved by shareholders at the 2025 AGM. The total per annum fees consists of: £136,500 for her role as Independent non-executive Director, £50,000 for her role as a member of the Group Remuneration Committee, £50,000 for her role as a member of the Group Risk Committee and £34,650 for her role as a member of the Nomination and Corporate Governance Committee. Alison will receive a fee of £150,000 per annum upon appointment as Chair of the Group Remuneration Committee, subject to regulatory approval.

Current and past listed company appointments:
●
Senior Independent Director of Inchcape plc: 2 January 2024 – Present.
●
Independent non-executive director of Tesco plc: 1 April 2016 – 12 June 2025.
●
Independent non-executive director of Dechra Pharmaceuticals Limited (which subsequently de-listed in January 2024): 1 March 2020 – 16 January 2024.
●
Independent non-executive director and Chair of Hargreaves Lansdown plc (which subsequently de-listed in March 2025): 6 February 2024 – 24 March 2025.

Save as disclosed above, Alison has not held any directorships in any other publicly listed companies, whether in London, Hong Kong or overseas, during the previous five years. She does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company.

Alison has confirmed:
●
Her respective independence as regards each of the factors referred to in Rule 3.13(1) to (8) of the Hong Kong Listing Rules;
●
she does not have any past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person of the Company;
●
she does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance; and
●
that there are no other factors that may affect her independence at the time of her appointment.

There are no matters that need to be disclosed pursuant to Listing Rule 6.4.8(1) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Board of Directors

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Richard Henry Meddings†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

*  Independent non-executive Chairman
†  Independent non-executive Director

HSBC Group

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,438bn at 30 June 2026, HSBC is one of the world’s largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 25 September 2026